March 16, 2006

Mr. Bruce Paradis
Residential Asset Mortgage Products, Inc.
8400 Normandale Lake Boulevard
Minneapolis, MN 55437

**Re: Residential Asset Mortgage Products, Inc.**
**Amendment No. 1 to Registration Statement on Form S-3**
**Filed February 28, 2006**
**File No. 333-131211**

Dear Mr. Paradis:

We have reviewed your responses to the comments in our letter dated February 16, 2006 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

**Registration Statement on Form S-3**

General

1. We reissue comment 3 of our letter dated February 16, 2006. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown. Refer to footnote 133 to SEC Release 33-8518.

**Prospectus #2**

2. While we note the revisions you made in response to prior comment 5 of our letter dated February 16, 2006, it does not appear that you contemplate using a yield maintenance agreement anywhere in the second prospectus supplement. Accordingly, please revise to either provide more information regarding the yield maintenance agreement in the summary and body of the second prospectus supplement, or remove the reference from the cover page if the yield maintenance agreement is not applicable to the notes offering.

**Base Prospectus**

Description of Credit Enhancement, page 68

3.  We note your response to prior comment 8.  Please delete all references to credit default swaps throughout the filing.  Alternatively, you may provide us more information on how the proposed credit default swaps will protect against defaults and losses on mortgage loans or to a class of offered securities.  For example, how will they operate?  Will the issuing entity pay premiums to the counterparty?  What happens when a credit event occurs?  Please refer to the discussion at Section III.A.2 of SEC Release No. 33-8518 and footnote 68.

4.  We note that the disclosure at the bottom of the third paragraph on page 70 indicates that credit support for a series of securities may cover one or more other series of securities.  Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

\*      \*      \*      \*      \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314.  If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc:     Via Facsimile
        Ms. Katharine I. Crost (Orrick)